Friday, November 20th, 2009

Securities and Exchange Commission

Mr Patrick Gilmore

Accounting Branch Chief

Division of Corporate Finance

VIA EDGAR

Ref: 333-06718

Dear Sir,

Comments relating to the Internal Controls over Financial Statements have been addressed in the Amended 10K submitted privately through Edgar.

We believe this correctly complies with Rule 240.13a-15 and 240.15d-15 however, should you require additional information, please refer to me.

Please note that all correspondence via Fax should be addressed directly to myself at 450 314 2292.

Yours truly,

Claude Gingras

Vice-President Corporate Affairs.

_______________________________________________________________

300 Avenue des Sommets,

Suite 1806

Verdun, QC

H3E 2B7

514 731 8776